Exhibit 99.3

LAIX Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE: LAIX)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on December 30, 2020

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of LAIX Inc. (the “Board”), a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.001 per share, of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China on December 30, 2020 at 10:00 a.m., local time, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 30, 2020 (the “Record Date”) are entitled to receive notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. The quorum of the AGM is one or more shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares that carry the right to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about December 3, 2020.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to the Company’s office at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Mr. Harry He) at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

LAIX Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: LAIX)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on December 30, 2020

(or any adjourned or postponed meeting thereof)

I/We                          of                         , being the registered holder(s) of                          Class                          Ordinary Shares 1, par value US$0.001 per share, of LAIX Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or                          of                          as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China on December 30, 2020 at 10:00 a.m., local time, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.

IT IS RESOLVED as a special resolution:

THAT the Company’s Fifth Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association, substantially in the form attached to the Notice of Annual General Meeting as Exhibit A (the “Amended and Restated M&AA”).

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

[1]

Please insert the number and class (i.e., Class A or Class B) of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

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IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”. You may also insert the number of shares to be voted for or against or to abstain, in the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

Dated                         , 2020                             Signature(s)4

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

3